INVEST IN **WINSTON PIES**

Hottest dessert brand in L.A. featuring hand-made classic and innovative pie recipes



winstonpies.com   Los Angeles CA

LEAD INVESTOR

George Molsbarger

I have years of experience in the food and beverage industry and know a good product when I see one! Not only does Winston Pies have a strong management team, it has solid operations and a one-of-a-kind product. They have built a business that is ready to scale and bring high-quality pie to the nation. With their all-natural ingredients with nostalgic flavors - this is the pie that everyone will be talking about. I believe in the future prospects of Winston Pies and its growth.

Invested $100,000 this round & $250,000 previously

Featured Investors

George Molsbarger

Syndicate Lead

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I have years of experience in the food and beverage industry and know a good product when I see one! Not only does Winston Pies have a strong management team, it has solid operations and a one-of-a-kind product. They have built a business that is ready to scale and bring high-quality pie to the nation. With their all-natural ingredients with nostalgic flavors - this is the pie that everyone will be talking about. I believe in the future prospects of Winston Pies and its growth.

Invested $100,000 this round & $250,000 previously

Highlights

1. Proven track record
2. Poised for expansion
3. Cult following
4. Team and talent to scale

Our Team

Daniel Abrams Vice President

Investor, operator and startup advisor



Brianna Abrams CEO

Gave up a lucrative law career to open an all-dessert pie shop in the high-end Brentwood neighborhood. What started as a side hustle has grown into 4 stores (soon to be 5), and national shipping. She is the pie-maker to the who's who of LA.

Pitch

It's Pie Time!

WINSTON

GROWTH CAPITAL TO EXPAND L.A.'S PREMIERE PIE SHOP

Investor Presentation

www.winstonpies.com





From Home Kitchen to LA's Best Pies

Former Lawyer Turns Pie Entrepreneur

Born out of her roots in Winston-Salem, NC "Winston," Brianna turned a passion for baking and heirloom recipes into LA's premiere all-dessert pie shop. What started in a home kitchen is now a multi-million dollar pie concept with multiple retail locations with aspirations for nationwide growth.

No Other Pie Shop Comes Close to Winston Pies

Winston Pies at Thanksgiving



Unique in Quality, Flavors and Experience

This isn't your grandma's bakery.

Winston Pies is the most sought-after upscale pie brand in the country.

We have developed 100+ original unique recipes.

Each pie is **handmade** but proprietary process ensures **quality control** and the **ability to scale.**

We are known among tastemakers as the #1 pie in LA.

We are growing exponentially without any marketing spend.


Click to Watch!

Winston Pies in a Snapshot

Key Accomplishments by the Numbers



Solid Performance

>$5M Inception to Date Revenue

$2.2M 2022 Revenue

>60% Gross Product Margin

Strong Metrics

24,000 + PieBites® LY sales

40,000+ Full Size LY sales

97,000+ 5" Pies LY sales

100,000+ Slices LY sales

> 125,000 Unique Customers

Valuable Intellectual Property

Registered trademarks for PieSmiths®, PieBite®

Trademark protection for Winston Pies™

Trade secret protection for catalog of 100+ recipes

Pie is a 365-day Treat

Pies aren't just for Thanksgiving.
As our concept has proven, people eat pie every day and for every special occasion.
When people gather, they eat pie.

Organic Customer Growth

We have grown unique customers by more than 2.5x YoY without any marketing spend

Growing 450% in 3 years

We forecast exponential growth as we expand regionally, throughout California and then nationally.



WINSTON PIES IS POISED TO BE THE #1 DESSERT PIE BRAND IN THE U.S.

You May Have Heard of Us


Winston Pies - E Daily Pop - Pi Day 2022
Watch on YouTube

Forbes · EATER Los Angeles · THRILLIST · BRIT+CO · ZAGAT · PureWow · Sunset · As Seen On TV · Hallmark Channel Home & Family · E! NEWS · Try Guys · Wheel of Fortune · Recipe Lost & Found

Innovative Menu and Offerings

Sizes and Sales Channels to Satisfy Every Customer



Numerous Sizes

- Four Sizes
  - Full Size
  - 5-inch Mini
  - 4-inch Hand Pies
  - PieBites®
- Prices for any budget

Incredible Flavors

- Creating custom and proprietary flavors constantly
- No other pie shop in U.S. has similar offerings or quantity
- Nostalgic classics and Candy Bar Inspired fun flavors

Multiple Sales Channels

- **Retail** pickup and delivery
- **National Shipping**
- Weddings, Catering, **Large Events**
- **Corporate Gifting** and Orders



More Than 500k Units Sold

American Classics

Known for flaky crust and not too sweet

Seasonal Flavors

Monthly new flavors and seasonal specials



Innovative Flavors

Inspired by nostalgic American flavors and candy bars

Investing in a Recipe for Success

This round of capital is the catalyst for 6X growth

We expect >450% growth over the next 3 years. We will look to capitalize on our track record and de-risked infrastructure to take Winston Pies to the next level and open additional retail locations and expand e-commerce offering.


$15,000,000
$10,000,000
$5,000,000
$0
2017A
2018A
2019A
2020A
2021A
2022A
2023E
2024E
2025E
2026E

Future Growth

Proven in Competitive LA Market

Winston Pies will expand to high-income areas nationwide with similar demographics.

We already ship nationwide and know where our customers have demand for our products.


2022-2025
8+ stores
2026-2028
14+ stores
2029-2032
20+ stores
NorCal
3 Stores
SoCal
Texas
5 Stores
Minneapolis
Chicago
Indianapolis
St. Louis
Nashville
Charlotte
Denver
United States
Las Vegas
Albuquerque
Phoenix
Ciudad Juárez
Dallas
Austin
Houston
San Antonio
Ottawa
Montreal
Québec

Expanding Retail Footprint

Each retail store is an extension of the bespoke elegance of the Winston Pies brand showcasing high-end packaging.



bountiful displays and Southern hospitality.


Brentwood


West Hollywood


Santa Monica


Marina del Rey - 2023


Studio City - Coming Soon!

Operational Capability for Scalable Growth



Centralized Commissary Ensures Consistency Across All Locations

LA

Distribution to Retail Locations

Ready to Bake fruit pies using Winston Pies secret all-butter crust

Classic non-fruit pies like Cowgirl Chocolate and Key West Lime baked and transported frozen

Large Scale Production for Pie Season

Uniform production of 100+ recipes for offsite cold storage and use by retail locations during peak pie season

Nationwide Shipping

Baking pies for nationwide shipping

Packaging and distribution to offsite fulfillment facility

Integrated Operational Footprint and Supply Chain

Investment Goal:

Funding for near-term expansion and multi-regional growth

Use of Proceeds

- Opening 2 new L.A. Retail Locations in 2023
- Open Orange County Hub and Retail Storefronts
- Onboard regional operational staff
- Develop marketing budget to grow national shipping

We Have a 3-Year Plan

These proceeds will put us in a position to attract institutional investors to scale nationally. We anticipate interest at our next stage to be in 24-36 months and raise $10M+ to allow us to open several markets simultaneously.





Thank You!

founders@winstonpies.com
www.winstonpies.com